Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

July 26, 2019

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Enstar Group Limited
Form 10-K for the Year Ended December 31, 2018
Filed March 31, 2019
File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited ("Enstar", the "Group", the "Company", "our", "us" or "we") has carefully considered the comments in your letter dated July 12, 2019 and, on behalf of the Company, I respectfully provide the Company’s response below. For your convenience, the text of your comment is reproduced in the table below.

The table also includes references to appendices where the proposed revised disclosure to be included within our 2019 Annual Report on Form 10-K addresses each section of your comment.

We note that the proposed revised disclosures are subject to additional refinement in connection with preparing our 2019 Annual Report on Form 10-K.

	SEC Comment:	Company Response:
1
Notes to Consolidated Financial Statements
10. Losses and Loss Adjustment Expenses
Loss Development Information
Disclosure of Incurred and Paid Loss Development, IBNR, Claims Counts and Payout Percentages, page 182

We acknowledge the information provided in your response to our prior comment 1 and believe that additional disclosure explaining the methodologies used to prepare the incurred loss and cumulative paid loss tables would be beneficial. Please provide us with proposed revised disclosure to be included in your 2019 Form 10-K that addresses the following:
		Location of Additional Disclosure	Proposed Disclosure
i	Explain how you present commutations and buybacks in the incurred loss and cumulative paid loss tables, particularly what determines the calendar year within the tables in which these transactions are reflected, how the re-estimated incurred losses are presented in calendar years within the tables subsequent to the commutation/buyback, and the absence of recasting prior year loss development to remove commuted claims. Refer to discussion on page 2 of your response under the heading “in our disclosure.”	Note 10	Appendix C
ii	Explain how your commutation/buyback strategy is considered in determining your loss reserves recorded as part of business combinations/non-life run off retroactive reinsurance contracts and in subsequently revising those estimates.	Note 2(c)	Appendix A
iii	Explain how your commutation/buyback strategy is considered in determining the amortization of your fair value adjustment/deferred charge assets and the subsequent adjustment thereto. Refer to Notes 2(n) and (o) to your financial statements.	Note 2(c) Note 2(n) Note 2(o) Note 9	Appendix A Appendix A Appendix A Appendix B
iv	With reference to your statement that “once commutations and buybacks are agreed they are removed from the actuarial data sets and do not have an impact on the setting of reserves for ongoing business,” explain whether your commutations/buybacks are limited to being directly with the insureds/reinsureds, your basis for concluding that commutations/buybacks represent the settlement/development of claims and why, given your normal business practice of entering into commutations and buybacks, it is appropriate to remove them from the actuarial data sets and thus not have an impact on the ongoing reserve estimates.	Note 2(c)	Appendix A
v	Explain how reinsurance recoveries impact the cumulative paid loss tables, as well as the table, Annual Percentage Payout of Incurred Losses since Year of Acquisition. In particular, clarify that reinsurance recoveries are reported in the year received as opposed to the year the related claim payment was made.	Note 10	Appendix C
vi	Explain how you present inter-company reinsurance arrangements that are eliminated upon consolidation in the incurred loss and cumulative paid loss tables, particularly the impact of the Kayla Re acquisition in 2018. Refer to discussion on page 3 of your response.	Note 10	Appendix C
vii	Regarding the "2008 and prior accident years" line item within the incurred loss and cumulative paid loss tables that you have provided voluntarily, explain the issues in presenting this information and the impact of those issues within the acquisition year and the subsequent calendar years. Refer to discussion in the last two bullets on page 3 of your response. We acknowledge that, to the extent some or all of these issues are resolved during 2019 due to your additional refinement of the data and your presentation changes as a result, the disclosure in your 2019 10-K may change accordingly from the proposed revised disclosure you provide us.	Note 10	Appendix C

Appendix A - Note 2 - Significant Accounting Policies

2. SIGNIFICANT ACCOUNTING POLICIES

(c) - Losses and LAE

Non-life Run-off

The liability for losses and LAE in the Non-life Run-off segment includes an amount determined from reported claims and an amount, based on historical loss experience and industry statistics, for losses incurred but not reported ("IBNR") determined using a variety of actuarial methods. These estimates are continually reviewed and are necessarily subject to the impact of future changes in factors such as claim severity and frequency, changes in economic conditions including the impact of inflation, legal and judicial developments, and medical cost trends. Our estimates, at inception and on an ongoing basis, do not include an estimate for potential future commutations and policy buybacks. Commutations and policy buybacks are often unique, and each commutation or policy buyback may be separately negotiated. So the successful execution of one commutation or policy buyback does not impact the likelihood of other loss reserves commutations or buybacks. We therefore exclude the impact of commutations and policy buybacks in determining the liability for losses and LAE. While we believe that the amount is adequate, the ultimate liability for our losses and LAE reserves may be in excess of, or less than, the amounts provided. Adjustments will be reflected as part of the net increase or reduction in losses and LAE liabilities in the periods in which they become known. Premium and commission adjustments may be triggered by incurred losses, and any amounts are recorded in the same period that the related incurred loss is recognized.

Commutations of acquired companies’ exposures have the effect of accelerating the payout of claims compared to the probability-weighted ranges of actuarially projected cash flows that we applied when estimating the fair values of assets and liabilities at the time of acquisition. Commutations and policy buybacks provide an opportunity for us to exit exposures to certain policies and insureds generally at a discount to our estimate of the ultimate liability and provide us with the ability to eliminate exposure to further losses. Commutations and policy buybacks can be beneficial to us as they legally extinguish liabilities in full, reduce the potential for future adverse loss development, and reduce future claims handling costs. Any material acceleration of payout together with the impact of any material loss reserve savings in any period will also accelerate the amortization of fair value adjustments and deferred charge assets in that period. Commutations are only executed directly with insureds or reinsureds and gains or losses on settlement of losses and LAE liabilities by way of commutation or policy buy-back are recognized upon the execution of a commutation or policy buyback with the insured or reinsured. Our estimate of the liability for losses and LAE does not consider the commutation or policy buyback history and does not include an estimate for potential future commutations and policy buybacks.

Our insurance and reinsurance subsidiaries also establish provisions for LAE relating to run-off costs for the estimated duration of the run-off, which are included in losses and LAE. These provisions are assessed at each reporting date, and provisions relating to future periods are adjusted to reflect any changes in estimates of the periodic run-off costs or the duration of the run-off, including the impact of any acceleration of the run-off period that may be caused by commutations. Provisions relating to the current period together with any adjustment to future run-off provisions are included in net incurred losses and LAE in the consolidated statements of earnings.

Atrium and StarStone

The reserves for losses and LAE in the Atrium and StarStone segments include reserves for unpaid reported losses and for IBNR loss reserves. The reserves for unpaid reported losses and loss expenses are established by management based on reports from brokers, ceding companies and insureds and represent the estimated ultimate cost of events or conditions that have been reported to or specifically identified by us. The reserve for IBNR losses is established by us based on actuarially determined estimates of ultimate losses and loss expenses. Inherent in the estimate of ultimate losses and loss expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled. Accordingly, ultimate losses and loss expenses may differ from the amounts recorded in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in earnings in the period in which they become known. Prior period development arises from changes to loss estimates recognized in the current year that relate to loss reserves established in previous calendar years.

Components of Net Incurred Losses and LAE

Included within the total net incurred losses and LAE on our consolidated statement of earnings are the following items:
•Net losses paid: paid losses and LAE, net of related reinsurance recoveries.
•Net change in case and LAE reserves: the change in case reserves and associated LAE, net of related reinsurance recoveries.
•Net change in IBNR reserves: the change in IBNR reserves, net of related reinsurance recoveries.
•Increase (reduction) in estimates of net ultimate losses: the total of net loses paid, net change in case and LAE reserves and the net change in IBNR. This includes the net impact of commutations and policy buybacks on the liability for losses and LAE reserves and reinsurance recoveries, upon completion of a commutation or policy buyback.
•Increase (reduction) in provisions for unallocated LAE: the net change in our provision for unallocated LAE.
•Amortization of deferred charge assets: the amortization of the deferred charge assets associated with the retroactive reinsurance contracts which we assumed, where the estimated ultimate losses at inception were greater than the premiums received.
•Amortization of fair value adjustments: the amortization of the fair value adjustments associated with the acquisitions of companies, where the acquired reserves and recoveries were fair valued upon acquisition.
•Changes in fair value - fair value option: the changes in the fair value for reinsurance agreements where we have elected the fair value option. The change in fair value component includes the changes in the discounted cash flows and risk margin. The underlying net losses paid, net change in case and LAE reserves and the net change in IBNR reserves relating to these reinsurance agreements for which we have elected the fair value option is included in the appropriate line item described above.
•Net incurred losses and LAE: the total of increase (reduction) in estimates of net ultimate losses, increase (reduction) in provisions for unallocated LAE, amortization of deferred charge assets, amortization of fair value adjustments and changes in fair value - fair value option.

(n) - Acquisitions, Goodwill and Intangible Assets

The difference between the original carrying value of reinsurance liabilities including run-off provisions and reinsurance assets acquired at the date of acquisition and their fair value is recorded as an intangible asset or other liability, which we refer to as the fair value adjustment ("FVA"). The FVA is amortized over the estimated payout period of the acquired liability for losses and LAE. To the extent the actual payout experience after the acquisition is materially faster than anticipated at the time of the acquisition as a result of our active claims management strategies, which include commutations and policy buybacks, or there are changes in bad debt provisions or in estimates of future run-off costs following accelerated payouts, then the amortization of the FVA is adjusted to reflect such changes.

(o) - Retroactive Reinsurance

Retroactive reinsurance policies provide indemnification of losses and LAE with respect to past loss events. In our Non-life Run-off segment we use the balance sheet accounting approach for assumed loss portfolio transfers, whereby at the inception of the contract there are no premiums or losses recorded in earnings.

In our Non-life Run-off and StarStone segments we have ceded business to KaylaRe Ltd., a wholly-owned reinsurer, as described in Note 21 - "Related Party Transactions". The reinsurance ceded by StarStone to KaylaRe Ltd. during the year ended December 31, 2016 was mostly recognized as retroactive reinsurance, except for the unearned ceded premium as at December 31, 2016 which was recognized as prospective reinsurance. The reinsurance ceded by StarStone to KaylaRe Ltd. from January 1, 2017 was recognized as prospective reinsurance.

Deferred Charge Assets

If, at the inception of a Non-life Run-off retroactive reinsurance contract, the estimated undiscounted ultimate losses payable are in excess of the premiums received, a deferred charge asset is recorded for the excess. The premium consideration that we charge the ceding companies may be lower than the undiscounted estimated ultimate losses payable due to the time value of money. After receiving the premium consideration in full from our cedents at the inception of the contract, we invest the premium received over an extended period of time, thereby generating investment income. We expect to generate profits from these retroactive reinsurance policies when taking into account the premium received and expected investment income, less contractual obligations and expenses. Deferred charge assets, recorded in other assets, are amortized over the estimated claim payment period of the related contract with the periodic amortization reflected in earnings as a component of losses and LAE. Deferred charge assets amortization is adjusted at each reporting period to reflect new estimates of the amount and timing of remaining loss payments. Changes in the estimated amount and the timing of payments of unpaid losses may have an effect on the unamortized deferred charge assets and the amount of periodic amortization. When liabilities for losses and LAE are commuted or bought back, they are removed from the estimates for the remaining loss payments, and this will generally result in an acceleration of the amortization of the deferred charge assets. Deferred charge assets are assessed at each reporting period for impairment. If the asset is determined to be impaired, it is written down in the period in which the determination is made.

Fair Value Option

In our Non-life Run-off segment, we have elected to apply the fair value option for certain loss portfolio transfer reinsurance transactions. This is an irrevocable election that applies to all balances under the insurance contract, including funds held assets, reinsurance balances recoverable on paid and unpaid losses, and the liability for losses and loss adjustment expenses.

We use an internal model to calculate the fair value of the liability for losses and loss adjustment expenses and the reinsurance balances recoverable on paid and unpaid losses asset. Note 11 - "Fair Value Measurements" describes the internal model, including the observable and unobservable inputs used in the model.

Appendix B - Note 9 - Deferred Charge Assets

9. DEFERRED CHARGE ASSETS

Deferred charge assets are amortized over the estimated claim payment period of the related retroactive reinsurance contract with the periodic amortization reflected in earnings as a component of losses and LAE. Deferred charge assets amortization is adjusted at each reporting period to reflect new estimates of the amount and timing of remaining loss payments. Changes in the estimated amount and the timing of payments of unpaid losses may have an effect on the unamortized deferred charge assets and the amount of periodic amortization. When liabilities for losses and LAE are commuted or bought back, they are removed from the estimates for the remaining loss payments, and this will generally result in an acceleration of the amortization of the deferred charge assets. Deferred charge assets are assessed at each reporting period for impairment. If the asset is determined to be impaired, it is written down in the period in which the determination is made.

Appendix C - Note 10 - Losses and Loss Adjustment Expense

10. LOSSES AND LOSS ADJUSTMENT EXPENSE

Disclosures of Incurred and Paid Loss Development, IBNR, Claims Counts and Payout Percentages

The loss development tables disclosed below, sets forth our historic incurred and paid loss development by accident year through December 31, 2019, net of reinsurance, as well as the cumulative number of reported claims, IBNR balances, and other supplementary information.

The loss development tables disclosed below are presented as follows:

•Non-Life Run-off - Presented by acquisition year, if significant, and further disaggregated, if significant, by line of business within that acquisition year. The lines of business disclosed include Asbestos, Environmental, General Casualty, Workers’ Compensation, Professional Indemnity/Directors & Officers, Motor and Property.

•StarStone - All the lines of business related to the StarStone segment have been included within the loss development disclosures below, namely, Casualty, Marine, Property, Aerospace and Workers’ Compensation.

•Atrium - The loss development disclosures for our Atrium segment have not been disaggregated further by line of business as the segment comprised approximately only x% of our total consolidated liability for losses and LAE as at December 31, 2019 and was, therefore, not considered material for further disaggregation.

For each acquisition year and/or line of business for which loss development tables have been provided below, the disclosure approach and format adopted reflects the following:

•The incurred loss development tables include both reported case reserves and IBNR liabilities, as well as cumulative paid losses;

•Both the incurred and cumulative paid loss development tables include allocated LAE (i.e. claims handling costs allocated to specific individual claims) but exclude unallocated LAE (i.e. the costs associated with internal claims staff and third party administrators as well as consultants that cannot be allocated to specific individual claims);

•The fair value adjustments related to business acquisitions are excluded from the loss development tables, however the undiscounted incurred losses, cumulative paid losses and allocated LAE related to business acquisitions are included in the loss development tables;

•The fair value adjustments related to retroactive reinsurance agreements for which we have elected the fair value option are excluded from the loss development tables, however the undiscounted incurred losses, cumulative paid losses and allocated LAE related to retroactive reinsurance agreements for which we have elected the fair value option are included in the loss development tables;

•The amounts relating to the amortization of deferred charge assets are excluded from the loss development tables;

•The amounts relating to the increase (reduction) in provisions for unallocated LAE are excluded from the loss development tables;

•In the incurred loss development tables, the incurred effect of agreeing a commutation or policy buyback is included in the period in which the commutation or policy buyback is contractually agreed. We reflect the net incurred loss development arising from a commutation or policy buyback in the fiscal year in which a commutation or policy buyback is contractually agreed, and the net incurred loss development is allocated to the appropriate accident year. The claim will generally have been adjusted throughout its lifetime and the amounts recorded in prior years (supplementary information) remain unchanged in our tables, such that the incurred amount that we recognize in the year in which a commutation or policy buyback is contractually agreed represents the effect of the commutation or policy buyback settlement compared to the carried net loss and LAE reserve balance in the prior year. We do not recast prior years to remove commuted or bought back claims, as such practice would eliminate any historical favorable or adverse development we may have experienced on our commuted loss and LAE reserves. Reserves that have been commuted or bought back are not adjusted in future years but the commuted or bought back value remains in our total incurred losses;

•In the cumulative paid losses tables, we reflect the amount of the commutation or policy buyback settlements in the year in which they are actually paid or received, and the net payment is allocated to the appropriate accident year. The claim or recoverable may have recorded payments or receipts throughout its lifetime and amounts recorded in prior years (supplementary information) remain unchanged in our tables, such that the amounts paid or received that we recognize in the year in which a commutation or policy buyback is paid or received represents the amount actually paid or received. We do not recast prior years to remove payments or receipts related to commutations or policy buybacks, as we consider commutations and policy buybacks a key component of our business and reflective of our ability to effectively manage acquired losses and LAE liabilities. Payments relating to commutations and policy buybacks are not adjusted in future years but the payments remain in our total cumulative paid losses;

•The amounts included within the loss development tables for the years ended December 31, 2010 through to December 31, 2018 (April 1, 2014 through to December 31, 2018 in the case of StarStone since its date of acquisition), as well as the historical average annual percentage payout ratios as of December 31, 2019, are presented as supplementary information and are therefore unaudited;

•All data presented within the loss development tables is net of reinsurance recoveries, excluding provisions for uncollectible reinsurance recoverables;

•All data presented within the loss development tables is net of intercompany activity, including the Intra-Group Cessions within the StarStone segment. On May 14, 2018, we completed the acquisition of KaylaRe and subsequently eliminated all the related intercompany balances. In the loss development disclosures provided in our 2017 Consolidated Financial Statements, the StarStone loss triangles were presented net of the external reinsurance provided by KaylaRe since it was not a consolidated subsidiary at that time. However, after the acquisition of KaylaRe in May 2018, the reinsurance arrangement with StarStone became an intercompany transaction and was eliminated on consolidation. In addition, the StarStone loss development disclosures relating to the prior years (supplementary information) were retrospectively recast as if KaylaRe had always been a consolidated subsidiary, to allow for comparability between fiscal years;

•The IBNR reserves included within each incurred loss development table by accident year, reflect the net IBNR recorded as of December 31, 2019, including expected development on reported losses;

•For the Non-life Run-off segment loss development tables, all information for both acquisitions and retroactive reinsurance agreements is presented prospectively. As the reserves are effectively re-underwritten at the date the reserves are acquired or assumed, we believe that the historical loss development prior to being acquired is not relevant to our own experience managing these reserves. In addition, the information required to prepare the loss development disclosures on a retrospective basis is not always available to us and a mixed approach would result in loss development tables that are not entirely reflective of the actual loss development;

•For the Non-life Run-off segment we have also presented the net incurred and paid losses and ALAE information by calendar year as well as IBNR and claim counts for accident years older than 10 years on a single row within the loss development tables. This presentation differs from the typical approach where only the net outstanding losses and LAE reserves are presented as a reconciling item at the bottom of the loss development tables. The additional detailed disclosures are provided on a voluntary basis and the inclusion of the disclosures is to provide additional information to the users of our financial statements and to also enable the reconciliation of our total loss reserves by acquisition year and by significant line of business. Due to data limitation issues impacting our legacy underwriting and claims systems for certain of our subsidiaries relating to the 20XX acquisition year loss development tables within our Non-life Run-off segment, changes in IBNR reserves are reflected as an immediate reduction in the acquired loss reserves in the year of acquisition;

•For the StarStone segment loss development tables, all information has been presented on a prospective basis from the date of our acquisition of StarStone, which was effective on April 1, 2014. Providing pre-acquisition incurred and paid losses by accident year for years prior to 2014 was determined to be impracticable due to significant data limitations; and

•For the Atrium segment loss development tables, all information has been presented on a retrospective basis.

•The annual percentage payout of incurred losses disclosures for the Non-life Run-off segment are calculated based on the number of years since the net loss and LAE reserves were acquired or assumed. There may be occasions where, due to our claims management strategies including commutations and policy buybacks or due to timing of claims payments relative to the associated recovery, the cash received from reinsurance recoveries is greater than the cash paid out to our claimants and if the net cash flow is positive for any calendar year then the annual percentage payout for that calendar year will be negative;

•The annual percentage payout losses disclosures for the Atrium and StarStone segments are based on the number of years that have lapsed since the initial date of loss of the reported claim;

The historical amounts disclosed within the loss development tables for all lines of business presented below are on a constant-currency basis, which is achieved by using constant foreign exchange rates between periods in the loss development tables, and translating prior period amounts denominated in currencies other than the U.S. dollar, which is our reporting currency, using the closing exchange rates as at December 31, 2019.

The impact of this exchange rate conversion is to show the change between periods exclusive of the effect of exchange rate fluctuations, which would otherwise distort the change in incurred losses and the cash flow patterns associated with those incurred losses shown within the loss development tables. The change in net incurred losses shown within the loss development tables will, however, differ from other U.S. GAAP disclosures of incurred current and prior period reserve development amounts, which include the effect of exchange rate fluctuations.

Establishing an estimate for loss reserves involves various assumptions and judgments, therefore, the information contained within the loss development disclosures only allows readers or users of our consolidated financial statements to understand, at the summary level presented in the development tables, the change over time in our reported incurred loss estimates as well as the nature and patterns of the cash flows associated with those estimates. We, therefore, believe that the information provided within the loss development tables disclosed below is of limited use for independent analysis or application of standard actuarial estimations, and any results obtained from doing so should be interpreted with caution.

Non-life Run-off Annual Historical Duration of Claims

[Note: The following disclosure will be added underneath to the Annual Percentage Payout of Incurred Losses table for the Non-life Run-off segment]

The negative payout percentages in the table above for years 3, 4, 5 and 7 within the 2011 year of acquisition line were primarily due to ceded paid losses exceeding the assumed paid losses as a result of commutations completed with several reinsurers covering the exposures assumed by one of our reinsurance subsidiaries that we acquired in 2011. For the specific years referenced above, we collected more paid recoveries from our reinsurers than the losses we paid on the assumed exposures, and as such, the calculated annual payout percentages were negative.

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If you have any questions about our response, please do not hesitate to contact me at (441) 292-3645.

Sincerely,

/s/ Guy Bowker
Guy Bowker
Chief Financial Officer
cc: Frank Wyman  (Securities and Exchange Commission)
 Colin Couper  (KPMG Audit Limited)
 Robert C. Juelke, Esq. (Hogan Lovells US LLP)